mk

13012754

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 1 - 2013
Washington DC
400

SEC FILE NUMBER
8-38646

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Guzman & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Aragon Avenue
(No. and Street)

Coral Gables	FL	33134
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leopoldo E. Guzman — 305-374-3600 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morrison, Brown, Argiz & Farra LLC
(Name – *if individual, state last, first, middle name*)

1450 Brickell Avenue Suite 1800	Miami	Florida	33131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

EM
3/12/13

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Leopoldo E. Guzman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Guzman & Company, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARIA ELENA MAESTRE BUSTIN
Commission # EE 116724
My Commission Expires
July 28, 2015

Signature

President

Title

2/25/13

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GUZMAN & COMPANY AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012

MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

CONTENTS:

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
Guzman & Company and Subsidiaries

Report on the Financial Statements

We have audited the accompanying consolidated statement of financial condition of Guzman & Company and Subsidiaries (the "Company") as of December 31, 2012, and the related consolidated statements of operations, changes in stockholders' equity, changes in subordinated borrowings, and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Guzman & Company and Subsidiaries as of December 31, 2012, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matters

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

Morrison, Brown, Argiz & Farra

Miami, Florida
February 27, 2013

GUZMAN & COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS	
Cash	$ 7,561,909
Cash segregated under regulatory requirements	55,374
Deposits with clearing organizations	350,000
Receivable from clearing organizations	83,808
Other receivables	396,380
Securities owned, at fair value	2,017,181
Prepaid expenses and deposits	32,100
Furniture, equipment and leasehold improvements, net	295,738
TOTAL ASSETS	**$ 10,792,490**
LIABILITIES AND STOCKHOLDERS' EQUITY	
Securities sold, not yet purchased, at fair value	$ 151,042
Payable to broker-dealers and clearing organizations	2,212,650
Accounts payable and accrued expenses	121,036
	2,484,728
SUBORDINATED BORROWINGS	6,000,000
COMMITMENTS AND CONTINGENCIES (NOTE 11)	
STOCKHOLDERS' EQUITY	
Common stock, par value $1.00 per share; 7,500 shares authorized; 2,000 shares issued and outstanding	2,000
Additional paid-in capital	400,645
Retained earnings	1,905,117
	2,307,762
	$ 10,792,490

The accompanying notes are an integral part of these consolidated financial statements.

GUZMAN & COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2012

CONFIDENTIAL

REVENUES:		
Commissions	$	5,562,717
Principal transactions		1,498,538
Investment banking		525,415
Interest and dividends		54,465
Other		261,434
TOTAL REVENUES		7,902,569
EXPENSES:		
Employee compensation and benefits		3,748,068
General and administrative		1,602,918
Brokerage and clearing fees		1,251,955
Communications		1,044,718
Interest		842,217
Occupancy		429,000
TOTAL EXPENSES		8,918,876
NET LOSS	**$**	**(1,016,307)**

The accompanying notes are an integral part of these consolidated financial statements.

GUZMAN & COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

CONFIDENTIAL

	Common Stock	Additional Paid - In Capital	Retained Earnings	Total
Balances, January 1, 2012	$ 2,000	$ 400,645	$ 2,921,424	$ 3,324,069
Net loss	-	-	(1,016,307)	(1,016,307)
Balances, December 31, 2012	**$ 2,000**	**$ 400,645**	**$ 1,905,117**	**$ 2,307,762**

The accompanying notes are an integral part of these consolidated financial statements.

GUZMAN & COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2012

		Total
Balances, January 1, 2012	$	4,000,000
Additions		2,000,000
Balances, December 31, 2012	**$**	**6,000,000**

The accompanying notes are an integral part of these consolidated financial statements.

GUZMAN & COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

CONFIDENTIAL

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (1,016,307)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation and amortization	179,363
Changes in operating assets and liabilities:	
Cash segregated under regulatory requirements	3,023
Deposits with clearing organizations	250,000
Receivable from clearing organizations	156,507
Other receivables	(252,689)
Securities owned, at fair value	8,480,465
Prepaid expenses and deposits	146,910
Securities sold, not yet purchased, at fair value	111,123
Payable to broker-dealers and clearing organizations	(5,086,146)
Accounts payable and accrued expenses	(228,254)
TOTAL ADJUSTMENTS	3,760,302
NET CASH PROVIDED BY OPERATING ACTIVITIES	2,743,995
CASH FLOWS FROM INVESTING ACTIVITIES:	
Capital expenditures	(9,230)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds from subordinated borrowings	2,000,000
NET INCREASE IN CASH	4,734,765
CASH AT BEGINNING OF YEAR	2,827,144
CASH AT END OF YEAR	**$ 7,561,909**
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash paid during the year for interest	**$ 842,217**

The accompanying notes are an integral part of these consolidated financial statements.

1. ORGANIZATION

Guzman & Company and Subsidiaries (the "Company") is a Florida corporation registered with the Securities and Exchange Commission ("SEC") as a broker-dealer, and is a member of the Financial Industry Regulatory Authority ("FINRA"), the New York Stock Exchange ("NYSE"), and the Nasdaq Stock Market, Inc. ("NQX") and the National Futures Association ("NFA").

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, and participation in underwriting.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the accounts of Guzman & Company and its wholly-owned subsidiaries, Guzman Financial Engineers LLC, and Guzman & Company (Europe), Ltd. All material intercompany balances and transactions are eliminated in consolidation.

Recognition of Commission Income and Expenses and Principal Transactions

Proprietary securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Commission income and related clearing expenses are reported on a trade date basis.

Securities Owned, at Fair Value

Securities are valued at fair value. Unrealized appreciation or depreciation is reflected in income currently.

Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent and they are included in other revenues or losses from securities operations in the accompanying consolidated statement of operations. Investment banking management fees are recorded on offering date, sales concessions on the trade date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 6. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular instruments. Changes in assumptions or in market conditions could significantly affect the estimates.

Furniture, Equipment and Leasehold Improvements, net

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of these assets is computed over their estimated useful lives, 3 to 5 years, using the straight-line method. Leasehold improvements are amortized using the straight-line method over either the economic useful life of the improvement or the lease term, whichever is shorter.

Repairs and maintenance are expensed as incurred. Expenditures that increase the value or productive capacity of assets are capitalized. When furniture and equipment are retired, sold, or otherwise disposed of, the asset's carrying amount and related accumulated depreciation are removed from the accounts and any gain or loss is included in operations.

Securities Sold, Not Yet Purchased, at Fair Value

Securities sold, not yet purchased, are carried at fair value and the resulting unrealized gains or losses are included in revenue in the consolidated statement of operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company is treated as a Subchapter S Corporation for federal income tax purposes and, accordingly, generally would not incur income taxes or have any unrecognized tax benefits. Instead, its earnings and losses are included in the personal tax returns of the stockholders and taxed depending on the stockholders' personal tax situation.

The Company recognizes and measures tax positions based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in expenses.

The U.S. Federal jurisdiction and Florida are the major tax jurisdictions where the Company files income tax returns. The Company is generally no longer subject to U.S. Federal or State examinations by tax authorities for years before 2009.

Statement of Cash Flows

For purposes of the consolidated statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of ninety days or less that are not held for sale in the ordinary course of business.

Accounting Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2012 and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the consolidated financial statements.

Guarantees

The Company guarantees a note payable secured by a mortgage on real estate property owned by Aragon Galiano Holdings, LLC. ("Aragon"), a company related by common ownership. Aragon leases office space to the Company for a monthly property management fee of $25,000. Total management fee expense was $300,000 for the year ended December 31, 2012. The Company believes the likelihood is remote that material payments will be required under this note. As of December 31, 2012, the Company's exposure related to the guaranteed debt was approximately $813,000.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker dealer, the Company is subject to the SEC's net capital rule (Rule 15c3-1), which requires that the Company maintain a minimum net capital, as defined.

Subsequent Events

The Company has evaluated subsequent events through February 27, 2013, which is the date the consolidated financial statements were available to be issued.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements

Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs

In May 2011, the Financial Accounting Standards Board ("FASB") issued an accounting standard update which works to achieve common fair value measurement and disclosure requirements in US generally accepted accounting principles and International Financial Reporting Standards. The update both clarifies the FASB's intent about the application of existing fair value guidance, and also changes certain principles regarding measurement and disclosure. The update is effective prospectively and is effective for annual periods beginning after December 15, 2011. Early application was permitted for interim periods beginning after December 15, 2011. The adoption of this update did not have a material effect on the Company's consolidated financial statements.

3. CONSOLIDATED SUBSIDIARIES

The following is a summary of certain financial information of the Company's consolidated subsidiaries:

	Guzman & Company (Broker-Dealer)	Other	Total
Total assets	$ 10,528,480	$ 264,010	$ 10,792,490
Stockholders' equity	$ 2,043,752	$ 264,010	$ 2,307,762

Stockholders' equity in the amount of $2,043,752 and $6,000,000 in subordinated borrowings of the broker-dealer are included as capital in the computation of the Company's net capital, because the assets of this Company are readily available for the protection of the Company's customers, broker-dealers, and other creditors, as permitted by Rule 15c3-1. The accounts of the other subsidiaries are not included in the computation.

4. CASH SEGREGATED UNDER REGULATORY REQUIREMENTS

Cash of $55,374 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

5. RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Receivables from clearing organizations at December 31, 2012 were $83,808. Payable to broker-dealers and clearing organizations at December 31, 2012 were $2,212,650.

The Company clears its proprietary and customer transactions on a fully disclosed basis through various clearing organizations. Pursuant to clearing agreements, the Company is required to maintain a certain minimum capital with various clearing organizations, in the form of either cash or securities. The level is agreed upon from time to time based on the nature of the Company's clearing activities. As of December 31, 2012, the aggregate required minimum level of capital under all clearing agreements was $350,000. The Company complies with clearing broker-dealer requirements for obtaining collateral from customers.

6. FAIR VALUE MEASUREMENTS

Fair Value Measurements

The FASB ASC 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value, and establishes a fair value hierarch which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy priorities the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.
- Level 2 Inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 Unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Determination of Fair Value

The Company maintains policies and procedures to value its financial instruments using the highest level and most relevant data available. In addition, management reviews valuations, including independent price validation, for certain instruments.

The following describes the valuation methodologies the Company uses to measure different financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified.

For many financial instruments, fair value is based on independent sources such as quoted market prices or dealer price quotations. To the extent certain financial instruments trade infrequently or are not marketable, they may not have readily determinable fair values. In these instances, the Company estimates fair value using various pricing models and available information that management deems most relevant. Among the factors considered by the Company in determining the fair value of financial instruments are discounted anticipated cash flows, the cost, terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar quality and yield, and other factors generally pertinent to the valuation of financial instruments.

Corporate stocks. Corporate stocks are valued based on quoted market prices. Corporate stocks that trade in active markets are classified within Level 1.

Options. Options are valued based on trades in inactive markets or by reference to similar instruments. Options are classified within Level 2.

6. FAIR VALUE MEASUREMENTS (CONTINUED)

Items Measured at Fair Value on a Recurring Basis

The following table presents the Company's financial instruments that are measured at fair value on a recurring basis as of December 31, 2012, for each fair value hierarchy level.

	December 31, 2012			
	Level 1	Level 2	Level 3	Total
Assets				
Securities owned:				
Corporate stocks	$ 1,825,881	$ -	$ -	$ 1,825,881
Options	-	191,300	-	191,300
	$ 1,825,881	**$ 191,300**	**$ -**	**$ 2,017,181**
Liabilities				
Securities sold, not yet purchased:				
Corporate stocks	**$ 151,042**	**$ -**	**$ -**	**$ 151,042**

Items Measured at Fair Value on a Non-Recurring Basis

The Company does not have any financial assets or liabilities that are measured at fair value on a non-recurring basis as of December 31, 2012.

7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company enters into various transactions involving off-balance sheet financial instruments. These financial instruments include securities purchased and sold on a when-issued basis (when-issued securities). These financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the consolidated financial statements at December 31, 2012, at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2012.

The Company's customer securities activities are provided to a diverse group of governmental, institutional, corporate and individual investors. In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

8. NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires that the Company maintain "Net Capital" equal to the greater of $250,000 or 6 2/3% of "Aggregate Indebtedness", as defined, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2012, the Company's "Net Capital" was $6,360,320, which was $6,110,320 in excess of the "Required Net Capital" of $250,000. At December 31, 2012, the Company's ratio of aggregate indebtedness to net capital was .49 to 1.

9. SUBORDINATED BORROWINGS

As of December 31, 2012, the Company has two subordinated loan agreements with its majority stockholder which total $6,000,000, bear interest at 18% per year and mature on September 21, 2015. The loan agreements renew automatically at the maturity date for an additional one year term.

The subordinated borrowings are covered by agreements approved by FINRA and are thus allowable in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid (NOTE 8).

10. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Furniture, equipment and leasehold improvements, net, are summarized as follows:

Office equipment	$	351,426
Software		434,535
Leasehold improvements		131,137
Furniture and fixtures		45,476
		962,574
Less accumulated depreciation and amortization		(666,836)
	$	**295,738**

Depreciation and amortization expense for the year ended December 31, 2012, was approximately $179,000.

11. COMMITMENTS AND CONTINGENCIES

Operating Lease

The Company is required to make rental payments under non-cancelable operating leases for office space through September 2013. The Company's rent expense for the year ended December 31, 2012 was approximately $129,000.

At December 31, 2012, future minimum rental commitments under the non-cancelable lease are approximately as follows:

Year ending December 31:		
2013	**$**	**47,152**

11. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Operating Lease (continued)

The Company subleased a portion of their offices to another party and the sublease expires in June 2013. Sublease income under operating leases was $18,813 for the year ended December 31, 2012.

The following is a schedule of approximate minimum annual office rent commitments under the aforementioned sublease:

Year ending December 31:		
2013	$	8,531

Litigation

Certain claims, lawsuits and complaints arising in the ordinary course of business have been filed or are pending against the Company. In the opinion of management, all such matters are adequately covered by insurance, or if not so covered, are without merit or are of such kind, or involve such amounts, as would not have a significant effect on the consolidated financial position or results of operations of the Company, if disposed of unfavorably.

ACCOMPANYING INFORMATION

GUZMAN & COMPANY AND SUBSIDIARIES

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2012

CONFIDENTIAL

:REDITS:	
Stockholders' equity	$ 2,307,762
Subordinated borrowings	6,000,000
TOTAL CREDITS	8,307,762
'EBITS:	
Receivable from clearing organization	41,119
Other receivables	396,380
Prepaid expenses and deposits	32,100
Furniture, equipment and leasehold improvements, net	295,738
TOTAL DEBITS	765,337
'EDUCTIONS FOR ARAGON MORTGAGE NOTE GUARANTEE	812,573
IET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION	6,729,852
IAIRCUTS ON SECURITIES {PURSUANT TO RULE 15c3-1(F)}	
Trading and investment securities	369,532
NET CAPITAL	6,360,320
MINIMUM NET CAPITAL REQUIREMENT 6-2/3% OF AGGREGATE INDEBTEDNESS OR $250,000, WHICHEVER IS GREATER	250,000
EXCESS NET CAPITAL	**$ 6,110,320**
EXCESS NET CAPITAL @ 1,000%	**$ 6,045,803**
:ATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**.49 to 1**
:CHEDULE OF AGGREGATE INDEBTEDNESS:	
Payable to clearing organizations	$ 2,212,650
Accounts payable and accrued expenses	119,950
Aragon mortgage note guarantee	812,573
TOTAL AGGREGATE INDEBTEDNESS	**$ 3,145,173**

See independent auditor's report.

SCHEDULE II
RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17a-5,
PART IIA FILING AS OF DECEMBER 31, 2012

CONFIDENTIAL

NET CAPITAL PER COMPUTATION INCLUDED IN THE COMPANY'S UNAUDITED FORM X-17a, PART IIA FILING	$	6,334,840
Audit adjustments for clearing out outstanding checks		25,480
NET CAPITAL PER THE PRECEEDING	**$**	**6,360,320**

SCHEDULE III
STATEMENT ON EXEMPTION FROM THE COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2012

Guzman & Company is exempt from Rule 15c3-3 under (k)(2)(ii) because all customer transactions are cleared through other broker-dealers on a fully disclosed basis. During the year, the Company did not hold customers' funds or securities.

See independent auditor's report.

SUPPLEMENTARY REPORTS

REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

To the Board of Directors and Stockholders
Guzman & Company and Subsidiaries

In planning and performing our audit of the consolidated financial statements and accompanying information of Guzman & Company and Subsidiaries (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's consolidated financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors and the Company's member, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Morrison, Brown, Argiz & Farra

Miami, Florida
February 27, 2013

MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

CONFIDENTIAL

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors and Stockholders of
Guzman & Company and Subsidiaries

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Guzman & Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Guzman & Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Guzman & Company's management is responsible for Guzman & Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

Check Date	Check number	Payee	Amount
July 26, 2012	5139	SIPC	$8,215
February 1, 2013	5819	SIPC	$7,261

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 from the year ended December 31, 2012, noting no differences.

Compared any adjustments reported in Form SIPC-7 with focus reports, general ledger and financial statements from January 1, 2012 to December 31, 2012, noting no differences.

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 to the focus reports for the period from January 1, 2012 to December 31, 2012 supporting the adjustments, noting no differences.

4. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no difference.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone than these specified parties.

Miami, Florida

Morrison, Brown, Argiz & Farra

February 27, 2013

An Independent Member of Baker Tilly International
MIAMI 1450 Brickell Avenue, 18th Floor, Miami FL 33131 | T 305 373 5500 F 305 373 0056 | www.mbafcpa.com